UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

554153-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 566,667

	6.	Shared Voting Power

	7.	Sole Dispositive Power 566,667

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
4.3% Based upon 13,076,149 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2006).

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Daniel W. MacDonald Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 581,033

	6.	Shared Voting Power

	7.	Sole Dispositive Power 581,033

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,033

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)
4.4% Based upon 13,076,149 shares of Common Stock reported issued and outstanding in the issuer’s quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2006).

12.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.
	(a)	Name of Issuer Mac-Gray Corporation
	(b)	Address of Issuer’s Principal Executive Offices 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451

Item 2.
	(a)	Name of Person Filing 1. The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald 2. The Daniel W. MacDonald Revocable Living Trust

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Pursuant to the filing of this Schedule 13G, the Reporting Persions have executed that certain Joing Filing Agreement attached as EXHIBIT B hereto.

	(b)	Address of Principal Business Office or, if none, Residence c/o Mac-Gray Corporation 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451
	(c)	Citizenship Each reporting person that is a trust is incorporated within the Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, $0.01 Par Value
	(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

A total of 13,076,149 shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) were reported in the Company’s quarterly report on Form 10-Q (File Number 001-13495) filed on November 14, 2006 as issued and outstanding as of the close of business on November 13, 2006. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4.

Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders’ agreement dated as of June 26, 1997 (the  “Stockholders’ Agreement”). The Stockholders’ Agreement is filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No. 333- 33669), (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders’  Agreement (as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a “group” holding beneficial ownership of an aggregate total of approximately 45.0% of the Company’s Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders’ Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders’ Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald, The Evelyn C. MacDonald Family Trust f/b/o of Daniel W. MacDonald (1), The Stewart G. MacDonald, Jr. 1984 Trust, The Daniel W. MacDonald Revocable Living Trust (2), the New Century Trust, the Richard G. MacDonald 2004 Irrevocable Trust dated April 23, 2004, The Sandra E. MacDonald 2005 Grantor Retained Annuity Trust dated August 10, 2005, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The  Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, Cynthia V. Doggett and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The Stockholders’ Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders’ Agreement also conveys certain demand and “piggy-back” registration rights to the parties thereto.

FOOTNOTES TO ITEM 4:

(1)

The trustees of The Evelyn C. MacDonald Family  Trust f/b/o Daniel W. MacDonald (the  “DWM Trust”) are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the “Independent  Trustees”) and Daniel W. MacDonald, who is also  the sole beneficiary of the DWM Trust. Only the Independent Trustees exercise and share voting  power over the shares of Common Stock held by the DWM Trust. Each of the Independent Trustees and  Daniel W. MacDonald share power to dispose of the shares held by the DWM Trust.

(2)	The trustee of The Daniel W. MacDonald Revocable Living Trust (the “DWM Revocable Trust”) is Daniel W. MacDonald, its sole beneficiary.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

[Remainder of Page Intentionally Left Blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

The Evelyn C. MacDonald Family Trust for the
benefit of Daniel W. MacDonald

By:	/s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee

The Daniel W. MacDonald Revocable Living Trust
By:	/s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee

EXHIBIT A

NAME:  The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	566,667	Direct	NO
Total Sole Voting Power	566,667
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	566,667	Direct	NO
Total Sole Dispositive Power	566,667
Shared Dispositive Power
Total Shared Dispositive Power
Aggregated Beneficial Ownership:	566,667

NAME:  The Daniel W. MacDonald Revocable Living Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED
Sole Voting Power	581,033	Direct	NO
Total Sole Voting Power	581,033
Shared Voting Power
Total Shared Voting Power
Sole Dispositive Power	581,033	Direct	NO
Total Sole Dispositive Power	581,033
Shared Dispositive Power
Total Shared Dispositive Power
Aggregated Beneficial Ownership:	581,033

EXHIBIT B

JOINT FILING AGREEMENT

         This will confirm the agreement by The Evelyn C. MacDonald Family Trust f/b/o Daniel W. MacDonald, and The Daniel W. MacDonald Revocable Living Trust (collectively, the “Reporting Persons”) in connection with that certain Schedule 13G to be filed on or about February 14, 2007, with respect to the common stock, par value $.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

         (i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

         (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2007

The Evelyn C. MacDonald Family Trust for the
benefit of Daniel W. MacDonald

By:	/s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee

The Daniel W. MacDonald Revocable Living Trust

By:	/s/ Daniel W. MacDonald
Daniel W. MacDonald, Trustee